0-49611

2002 ANNUAL REPORT

Millennium Bankshares Corp.



03056021

ARS

P.E. 12-31-02

Millennium Bank





Millennium
Capital





SEC MAIL PROCESSING
RECEIVED
APR 15 2003
WASH. D.C. 155 SECTION



Millennium
Bankshares
CORPORATION

Table of Contents

PAGE

LETTER TO STOCKHOLDERS 1

SELECTED FINANCIAL DATA 4

INDEPENDENT AUDITORS' REPORT 5

FINANCIAL STATEMENTS

Consolidated Balance Sheets 6

Consolidated Statements of Income 7

Consolidated Statements of Changes in Stockholders' Equity 8

Consolidated Statements of Cash Flows 9

Notes to Consolidated Financial Statements 10-28

BOARD OF DIRECTORS 29-31

IN MEMORY OF BRONSON "FORD" BYRD 32

LETTER TO OUR SHAREHOLDERS

Carroll C. Markley

The 2002 fiscal year proved a challenging time for Millennium Bankshares Corporation, yet we have emerged eager to move forward with vision and determination. After a strategic reorganization effort in 2002, we are poised with a new management team. Anita L. Shull, Chief Operations Officer, and Janet A. Valentine, Chief Financial Officer, are both dynamic professionals with a track record of success. Along with a number of promising financial indicators, improved internal controls and conservative growth will be the cornerstone of a strong future for Millennium Bankshares.

Millennium continues to see positive asset growth. Since the conception of Millennium Bank on April 1, 1999, Millennium Bankshares' total assets have increased from $8.3 million to an ending balance in 2002 of $306.3 million. During the past year, total assets were up 49.1% from $205.5 million on December 31, 2001. Our substantial asset growth resulted from offering a diverse line of products including, those traditionally offered by community banks, through our network of branches and the Internet. Services such as Internet banking, commercial, and Small Business Administration lending contributed to the retention of existing customers, and the development of new accounts.


Total Assets
$300 MILLION
$250 MILLION
$200 MILLION
$150 MILLION
$100 MILLION
$50 MILLION
Million
1999 2000 2001 2002

Along with consistent asset growth, we are pleased to report continued growth in total loans and total deposits. Total loans increased by $65.9 million from December 31, 2001 to $242.2 million an increase of 37.3%. Total deposits increased by 37.1% to $258.5 million from $188.6 million at year-end 2001. Furthermore, we began to build our investment portfolio, which totaled $54.6 million on December 31, 2002, compared to $12.6 million at the end of the previous year.

In addition, Millennium Bank has a strong foundation to build from due to the quality of its loan assets. By utilizing internal audits, external audits, loan reviews, and regulatory examinations, our loan portfolio continues to receive high marks in credit quality. We have consistently proven that our underwriting standards and internal loan policies support a portfolio of high quality loans using lending standards consistent with safe and sound banking practices.

Millennium Bank's full service branch network now consists of six branch offices, four in Northern Virginia and two in the Richmond Capital region. In 2002, we added branches in Reston, Colonial Heights and Richmond, Virginia. The Bank continues to gather deposits to fund loan and investment activities by offering a wide array of deposit services via its branch network. Our entry into the Richmond market offers exciting opportunities for the expansion of our branch network and core customer base. Commercial and retail lending should expand as well with the Richmond Capital region projected to have a dramatic population growth.

Another area of promise is the fusion of technology and traditional banking services. We continue to upgrade our website with advanced features so customers can complete a wide array of transactions at their convenience. Our strength is a dedication to improve our operations, and implement new technology that enables us to better serve our customers. In short, our goal is to be the bank of choice for customers in search of the best in banking and technology.



Total Loans
$250 Million
$200 Million
$150 Million
$100 Million
$50 Million
1999 2000 2001 2002

As announced in previous quarters, the Company showed a net loss resulting from accounting entries made in connection with the Bank's mortgage operations. Our total loss for the year ended 2002 was $3.4 million, which included loan and lease loss provisions of $3.3 million. Additional loan loss reserves were provided in consideration of anticipated loan losses associated with the unprofitable business venture in Baltimore, Maryland. Currently, the Bank has a lawsuit pending in Circuit Court of Baltimore County for injunctive relief, an accounting and damages. The out come of this lawsuit and the counterclaim filed by the Bank's business partner cannot be predicted at this time. Additionally, increased reserves were warranted due to changing economic conditions, continued loan growth, change in loan portfolio mix, and a transition from mortgage lending to commercial lending. Management believes the current loan loss provision is adequate, and further strengthens Millennium's position for the future.

Total Deposits

FOR THE YEAR ENDED DECEMBER 31

$258.5 Million

The $3.4 million net loss for the year represents a basic and diluted loss per common share of $1.00. The book value per share on December 31, 2002 was $4.39 compared to $5.13 on December 31, 2001. Although capital increased, the book value decreased in part due to an increase in the total number of shares outstanding to 3,531,778 on December 31, 2002 from 2,247,978 at the end of 2001. Through our initial public offering, which ended in February 2002, and a trust preferred issuance in July 2002, management raised additional capital to fund continued growth and to maintain our risk based capital ratios.

In 2003, we will move towards a more traditional mix of lending activities, including a renewed focus on commercial lending. Our new branches in the Richmond Capital region are lead by talented and experienced commercial bankers. Their knowledge in commercial lending, exceptional reputations, and leadership provide a competitive advantage as we enter this market. In conjunction with our entry into the Richmond Capital region, loan officers are now building client bases in the Charlottesville and Fauquier County, Virginia areas. Furthermore, we are expanding our lender base in the Northern Virginia markets by formulating a strong business development strategy to better serve our customer's needs. Millennium continues to maintain its Preferred Lender status with the Small Business Administration, which enables the Bank to receive government guarantees on qualifying loans and reduces processing time for small business loan candidates.

We remain committed to continuing mortgage lending activities through the Bank's subsidiary, Millennium Capital, Inc. This division is being lead by three knowledgeable professionals in Bruce Nosse, Senior Vice President of Operations; David B. Morey, Chief Financial Officer; and David L. Hershman, Sales Consultant. Millennium Capital, Inc. specializes in retail mortgage lending via the Internet and also originates wholesale mortgage loans. Loans originated through this division are maintained in the Bank's held-for-sale portfolio and primarily yield non-interest income for the institution. During 2002, we experienced an incredible volume of business due to the refinancing boom that has been taking place for nearly two years. In response, management implemented new controls and procedures throughout each phase of the lending process. Measures to strengthen operations include clarifying verification procedures to investor guidelines, and instituting enhanced management reporting procedures. Effective supervision of Millennium's rapid growth in this area is rooted in the assessment of operations with the institution of new controls and procedures. These steps will ensure every phase of our operation is keeping pace with the increased volume and further positions Millennium as a leader in the mortgage business.

Stock Price Per Share

MONTH ENDED FROM JAN. 2002 TO JAN. 2003

$8.00
$775
$7.50
$7.25
$7.00
$6.75
$6.50
$6.25
$6.00
$7.90
$6.75
01/02 3/02 6/02 9/02 12/02 1/03

Our most important resource lies in the individuals who have committed themselves to making Millennium a success. We have assembled an executive management team and support staff that is knowledgeable, experienced, and devoted to the success of the organization. Each member of management is building their respective divisions to ensure that our passion for excellence is pervasive. To truly be successful, we must instill in our employees a feeling of ownership in the organization. By encouraging everyone to contribute ideas, set goals, and to play an active role in the advancement of the organization, a bright future lies ahead for Millennium.

Even though our management team was disappointed by the 2002 performance, we are not discouraged. Our strategic plan is a blend of improving internal controls, reducing expenses, and regaining profitability. Overall, we have undertaken strategic operational changes and initiatives to utilize our quality assets to more efficiently increase future earnings for the Company, and the value for our shareholders.

In 2003, Millennium plans on conservative growth, focusing on profitability, by increasing our core deposits and loans. Through careful planning we reengineered our organization for increased efficiency with strong internal controls for greater profitability. I would like to conclude this letter by thanking you, our shareholders, for investing in Millennium Bankshares Corporation. Through dedication and innovative thinking, we are striving to provide superior returns achieved through a sound business strategy.

Sincerely,

Carroll C. Markley
Chairman, President and Chief Executive Officer

SELECTED FINANCIAL DATA



SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	For the years ended December 31, 2002	2001	2000	1999
Results of operations				
Interest and dividend income	$ 16,470	$ 10,044	$ 5,330	$ 884
Interest expense	8,206	5,341	2,723	232
Net interest income	8,264	4,703	2,607	652
Provision for loan losse	3,253	1,020	05	161
Net interest income after provision for loan losses	5,011	3,683	2,302	491
Non-interest income	3,460	5,396	4,049	450
Non-interest expense	13,690	7,944	5,808	2,082
Net income(loss) before income taxes	(5,219)	1,135	543	(1,141)
Provision for income taxes	(1,773)	195	-	-
Net Income(loss)	$ (3,446)	$ 940	$ 543	$ (1,141)
Income(loss) per common share				
Basic	$ (1.00)	$ 0.46	$ 0.33	$ (1.38)
Diluted	$ (1.00)	$ 0.38	$ 0.33	$ (1.38)
Weighted average shares outstanding				
Basic	3,456,674	2,066,512	1,653,280	826,640
Diluted	3,456,674	2,469,998	1,653,280	826,640
Dividends paid per common share	-	-	-	-
Financial condition				
Selected average balances				
Total assets	$269,910	$129,572	$57,897	$16,397
Earning assets	$259,667	$123,192	$54,534	$14,500
Loans receivable, net of fees and Allowance for loan losses	$216,634	$111,965	$48,639	$ 8,621
Deposits	$235,423	$111,569	$36,481	$ 8,874
Other borrowed funds	$ 15,396	$ 6,455	$ 8,372	$ 1,442
Shareholder's equity	$ 17,735	$ 10,270	$ 6,375	$ 6,081
At December 31				
Total assets	$306,341	$205,525	$89,492	$35,871
Earning assets	$297,223	$198,767	$85,265	$33,064
Loans receivable, net of fees and allowance for loan losses	$239,092	$175,080	$78,320	$22,843
Deposits	$258,509	$188,567	$71,343	$22,016
Other borrowed funds	$ 30,743	$ 3,040	$10,031	$ 6,789
Shareholder's equity	$ 15,502	$ 11,525	$ 7,633	$ 6,996
Selected ratios and other data				
Return on average assets (ROA)	-1.28%	0.73%	0.94%	-9.28%
Return on average equity (ROE)	-19.43%	9.15%	8.52%	-25.02%
Efficiency ratio	85.64%	127.13%	114.60%	52.93%
Net interest margin	3.16%	3.82%	4.78%	5.71%
Net interest spread	2.89%	3.09%	3.70%	4.11%
Total shareholders' equity to total assets	5.06%	5.61%	8.53%	19.50%
Allowance for loan losses to year end loans	1.46%	0.79%	0.59%	0.70%
Total loans to total deposits	92.80%	93.58%	110.34%	104.59%
Book value at end of period	$ 4.39	$ 5.13	$ 9.23	$ 8.46
Full time equivalent employees	121	88	70	37

INDEPENDENT AUDITORS' REPORT


THOMPSON,
GREENSPON
& CO.,P.C.

Certified Public Accountants
Management Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Millennium Bankshares Corporation
Reston, Virginia

We have audited the accompanying consolidated balance sheets of Millennium Bankshares Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millennium Bankshares Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

Thompson, Greenspon & Co., P.C.

Fairfax, Virginia
February 28, 2003

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands, except Share Data)

	2002	2001
ASSETS		
Cash and due from banks	$ 4,959	$ 756
Federal funds sold	55	9,714
Investment securities, available for sale	54,577	12,582
Loans held for sale	64,741	77,426
Loans receivable, net	174,351	97,654
Bank premises and equipment, net	3,039	2,344
Accrued interest receivable	1,220	1,024
Other assets	3,399	4,025
Total Assets	$306,341	$205,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Demand	$ 13,912	$ 26,708
NOW accounts	7,889	5,222
Savings and money market	143,653	35,216
Time deposits	93,055	121,421
Total Deposits	258,509	188,567
Federal funds purchased and repurchase agreements	9,343	2,640
Advances from Federal Home Loan Bank	13,400	400
Trust preferred capital securities	8,000	-
Accrued interest payable	623	732
Other accrued expenses	964	1,661
Total Liabilities	290,839	194,000
Stockholders' Equity		
Common stock, $5 par value; authorized 10,000,000 shares; issued and outstanding 3,531,778 in 2002, 2,247,978 in 2001	17,659	11,240
Paid-in capital	599	-
Accumulated other comprehensive income (loss)	385	(20)
Retained earnings (deficit)	(3,141)	305
Total Stockholders' Equity	15,502	11,525
Total Liabilities and Stockholders' Equity	$306,341	$205,525

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in Thousands, except Share Data)

	2002	2001	2000
Interest Income			
Interest and fees on loans	$14,664	$ 9,516	$ 4,952
Interest on investment securities	1,746	372	341
Interest on federal funds sold	60	156	37
Total Interest Income	16,470	10,044	5,330
Interest Expense			
Interest on deposits	7,728	5,072	2,201
Interest on federal funds purchased and repurchase agreements	61	83	197
Interest on advances from Federal Home Loan Bank	171	186	325
Interest on trust preferred securities	246	-	-
Total Interest Expense	8,206	5,341	2,723
Net Interest Income	8,264	4,703	2,607
Provision for Possible Loan Losses	3,253	1,020	305
Net Interest Income after Provision for Possible Loan Losses	5,011	3,683	2,302
Other Income			
Gain on sale of loans	1,039	3,698	2,290
Loan fees	2,049	1,442	1,566
Service charges on deposits	62	80	50
Other service charges	93	56	33
Gain on sale of securities	41	-	-
Other income	176	120	110
	8,471	9,079	6,351
Operating Expenses			
Officers and employee compensation	7,539	5,045	3,456
Occupancy and equipment expense	1,896	1,094	639
Marketing, promotion and advertising expenses	250	232	764
Other operating expenses	4,005	1,573	949
Total Operating Expenses	13,690	7,944	5,808
Income (Loss) before Income Taxes	(5,219)	1,135	543
Provision for Income Taxes	(1,773)	195	-
Net Income (Loss)	$(3,446)	$ 940	$ 543
Earnings (loss) per common share			
Basic	$ (1.00)	$ 0.46	$ 0.33
Diluted	$ (1.00)	$ 0.38	$ 0.33
Weighted average shares outstanding			
Basic	3,456,674	2,066,512	1,653,280
Diluted	3,456,674	2,469,998	1,653,280

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in Thousands except Share Data)

	Number Of Shares	Par Value	Paid in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Deficit)	Totals	Comprehensive Income
Balance, December 31, 1999	1,653,280	$ 8,266	$ -	$(1,175)	$ (95)	$ 6,996	$ -
Change in other comprehensive income (loss)	-	-	-	-	94	94	94
Net income	-	-	-	543	-	543	543
Balance, December 31, 2000	1,653,280	8,266	-	(632)	(1)	7,633	$ 637
Sale of common stock	594,698	2,974	-	(3)	-	2,971	-
Change in other comprehensive income (loss)	-	-	-	-	(19)	(19)	(19)
Net income	-	-	-	940	-	940	940
Balance, December 31, 2001	2,247,978	11,240	-	305	(20)	11,525	$ 921
Sale of common stock, net	1,437,500	7,188	772	-	-	7,960	-
Change in other comprehensive income (loss)	-	-	-	-	405	405	405
Repurchase of common stock	(153,700)	(769)	(173)	-	-	(942)	-
Net loss	-	-	-	(3,446)	-	(3,446)	(3,446)
Balance, December 31, 2002	3,531,778	$17,659	$599	$(3,141)	$385	$15,502	$(3,041)

The Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in Thousands)

	2002	2001	2000
Cash Flows from Operating Activities			
Net income (loss)	$ (3,446)	$ 940	$ 543
Noncash items included in net income (loss)			
Depreciation and amortization	864	534	292
Provision for loan losses	3,253	1,020	305
Amortization of security premiums and accretion of discounts, net	342	120	43
Realized gain on sale of securities available for sale	(41)	-	-
Loss on disposal of assets	24	-	-
(Increase) decrease in			
Loans held for sale, net	12,685	(42,783)	(27,068)
Accrued interest receivable	(196)	(407)	(455)
Other assets	626	(2,017)	(1,537)
Increase (decrease) in			
Accrued interest payable	(109)	465	248
Other accrued expenses	(907)	1,443	167
Net Cash Provided (Used) by Operating Activities	13,095	(40,685)	(27,462)
Cash Flows from Investing Activities			
Decrease (increase) on federal funds sold	9,659	(9,668)	6,400
Increase in loans receivable, net	(79,950)	(54,997)	(28,715)
Purchase of securities available for sale	(62,115)	(9,823)	(3,533)
Sales of securities available for sale	11,753	-	-
Paydown of securities available for sale	8,681	4,000	461
Payments for the purchase of property	(1,645)	(1,451)	(687)
Proceeds from disposal of property	62	-	-
Net Cash Used by Investing Activities	(113,555)	(71,939)	(26,074)
Cash Flows from Financing Activities			
Proceeds from issuance of common stock	7,960	2,970	-
Proceeds used to reacquire common stock	(942)	-	-
Net increase in deposits	69,942	117,225	49,327
Proceeds from FHLB borrowings	13,000	-	-
Proceeds from trust preferred capital securities	8,000	-	-
Net increase (decrease) in federal funds purchased and repurchase agreements	6,703	(6,991)	3,242
Net Cash Provided by Financing Activities	104,663	113,204	52,569
Net Increase (Decrease) in Cash and Due from Banks	4,203	580	(967)
Cash and Due from Banks, beginning of year	756	176	1,143
Cash and Due from Banks, end of year	$ 4,959	$ 756	$ 176
Noncash Investing Activities			
Unrealized gain (loss) on securities available for sale, net	$ 405	$ (19)	$ (94)

The Notes to Consolidated Financial Statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of the Millennium Bankshares Corporation (the Corporation) and its subsidiaries: Millennium Bank, N.A., Millennium Capital Trust I, Millennium Brokerage Services, Inc., Millennium e-Banking Solutions, L.L.C., and Millennium Insurance Services, Inc. All significant intercompany accounts and transactions have been eliminated.

Millennium Bank, N.A., (the Bank) is a federally chartered national bank and is subject to regulation by the Office of the Comptroller of the Currency (OCC). The principal activities of the Bank are to attract deposits and originate loans. Millennium Capital, Inc., a wholly-owned subsidiary of the Bank conducts mortgage banking, as permitted by applicable regulations, for nationally chartered banks. The Bank is engaged in the general business of banking, aimed at serving individuals, small and medium sized businesses and the professional communities of Reston, Herndon, Fairfax, Richmond and Colonial Heights, Virginia. The Bank conducts full-service banking operations from its branch and headquarters located in Reston, Virginia. Millennium Brokerage Services, Inc., provides a full range of investment services and products to Bank customers and the professional community.

The accounting and reporting policies of the Corporation are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are discussed below.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Securities

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in other income (expense). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealizable losses, if any, are recognized through a valuation allowance by charges to income.

Loans and Loan Fees

Loans are stated at the principal amount outstanding, less the allowance for loan losses and net deferred loan fees and unearned discounts. Interest on loans is generally computed using the simple interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on non-accrual status.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level, which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Past due status is determined based on contractual terms.

Federal Home Loan Bank Stock

Millennium, as a member of the Federal Home Loan Bank (FHLB) of Atlanta, is required to hold shares of capital stock in the FHLB in an amount equal to at least 1 percent of the aggregate principal amount of its residential mortgage loans or 5 percent of its borrowings from the FHLB, whichever is larger. This investment is recorded at cost. The amount of FHLB stock was $1,505,000, $631,000, and $631,000 at December 31, 2002, 2001 and 2000, respectively, and was included in investment securities, available-for-sale in the consolidated balance sheets.

Bank Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are amortized over the asset life using the straight-line method. Furniture and equipment are depreciated over estimated useful lives of three and seven years using the straight-line method. The Bank depreciates furniture and equipment using accelerated methods for income tax reporting.

Expenditures for maintenance, repairs, and improvements which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and the effect is reflected in current earnings.

Leases which meet certain specified criteria are accounted for as capital assets and liabilities, and those not meeting the criteria are accounted for as operating.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stockholders' Equity

The Corporation held it's first public offering in February, 2002. Cost related to the public offering totaled $665,000, resulting in net capital proceeds of $7,960,000.

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At December 31, 2002, the Bank had no retained earnings available for the payment of dividends and no funds available for loans or advances by the Bank to the Corporation.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Bank pays state franchise tax in lieu of state income taxes.

Income per Common Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate to outstanding stock options and warrants, and are determined using the treasury stock method.

Statements of Cash Flows

The Corporation considers all cash and amounts due from depository institutions, excluding Federal Funds sold, to be cash equivalents for purposes of the statements of cash flows.

Cash paid for interest was $8,314,000, $4,876,000, and $2,478,000 and cash paid for income taxes was $520,000, $-0-, and $-0- for the years ended December 31, 2002, 2001 and 2000, respectively.



2. SECURITIES AVAILABLE FOR SALE

The amortized cost and approximate market value of securities available for sale as shown in the balance sheets of the Bank are as follows:

(Dollars in Thousands)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
December 31, 2002				
U.S. Government and Agency Securities	$51,742	$ 715	$(132)	$52,325
Equity securities	2,252	-	-	2,252
	$5 3,994	$ 715	$(132)	$54,577

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
December 31, 2001:				
U.S. Government and Agency Securities	$11,748	$ -	$ (30)	$11,718
Equity securities	864	-	-	864
	$12,612	$ -	$ (30)	$12,582

The scheduled maturities of U.S. Government and Agency securities available for sale at December 31, 2002 were as follows:

(Dollars in Thousands)

	Amortized Cost	Approximate Market Value
One year or less	$ 5	$ 5
After one year through five years	1,952	1,982
After five years through ten years	20,756	20,866
After ten years	29,029	29,472
	$51,742	$52,325

Investment securities with a carrying amount of $35,382,000 and $5,294,000 at December 31, 2002 and 2001, respectively, were pledged as collateral on Federal Home Loan Bank and Community Bankers Bank advances and for other purposes as required or permitted by law.

3. LOANS RECEIVABLE

Loans receivable include the following at December 31:

	(Dollars in Thousands)	
	2002	2001
Real estate loans		
Mortgage	$102,289	$62,085
Commercial	53,391	10,918
Construction	3,926	-
Total real estate loans	159,606	73,003
Commercial	15,446	24,614
Consumer	2,617	1,120
Overdrafts	13	292
Subtotal	177,682	99,029
Provision for loan losses	(3,499)	(1,391)
Deferred loan costs	168	16
Totals	$174,351	$97,654

An analysis of the allowance for possible loan losses is as follows at December 31:

	(Dollars in Thousands)	
	2002	2001
Balance beginning of period	$ 1,391	$ 466
Provision for loan losses	3,253	1,020
Loans charged to reserve	(1,188)	(96)
Recoveries credited to reserve	43	1
Totals	$ 3,499	$1,391

Total mortgage loans pledged as collateral for Federal Home Loan Bank advances were $-0- and $15,733,000 at December 31, 2002 and 2001, respectively.

The Bank has entered into transactions with certain directors, executive officers, and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2002 was $9,382,000. During 2002, new loans made to such related parties amounted to $3,062,000 and payments amounted to $938,000.

4. PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:

	(Dollars in Thousands)		
	2002	2001	2000
Furniture and equipment	$ 4,137	$2,754	$1,512
Leasehold improvements	710	534	325
	4,847	3,288	1,837
Less accumulated depreciation	(1,808)	(944)	(410)
	$ 3,039	$2,344	$1,427

4. PREMISES AND EQUIPMENT (continued)

Depreciation of premises and equipment charged to expense amounted to $864,000, $534,000, and $292,000 in 2002, 2001, and 2000, respectively.

5. DEPOSITS

Deposits consist of the following at December 31:

	(Dollars in Thousands)			
	Weighted Average Interest Rate	2002	Weighted Average Interest Rate	2001
Non-interest bearing demand deposits	0.00%	$ 13,912	0.00%	$ 26,708
Now accounts	2.90%	7,889	4.04%	5,222
Savings deposits	1.59%	143,653	2.21%	35,216
Time deposits	4.13%	93,055	5.48%	121,421
Total		$258,509		$188,567

Time certificates of deposit in denominations of $100,000 or more totaled $46,912,000 in 2002 and $89,536,000 in 2001. Certificates of deposit mature as follows at December 31:

	(Dollars in Thousands) 2002
2003	$38,074
2004	13,130
2005	11,484
2006	11,394
2007	17,665
2008 and thereafter	1,308
Total	$93,055

The Bank held related party deposits of approximately $4,231,000 and $6,159,000 at December 31, 2002 and 2001, respectively.

6. BORROWINGS

The Corporation had borrowings outstanding as follows:

			(Dollars in Thousands)	
	Interest Rate	Maturity	2002	2001
December 31, 2002:				
Federal Home Loan Bank	1.83%	Feb. 10, 2003	$13,000	$ 0
Federal Home Loan Bank	6.48%	May 27, 2005	400	400
Federal funds purchased	1.38%	Demand	8,936	2,640
Repurchase agreements	.50%	Demand	407	0
			$22,743	$3,040

6. TRUST PREFERRED CAPITAL SECURITIES

On June 27, 2002, Millennium Capital Trust I, a subsidiary of the Corporation, was formed for the purpose of issuing redeemable trust preferred securities and purchasing the Corporation's junior subordinated debentures, which are its sole assets. The Corporation owns all of the Trust's outstanding common securities. On July 11, 2002, $8,000,000 of the trust preferred securities were issued in a pooled underwriting totaling approximately $450,000. The securities have a LIBOR-indexed floating rate of interest which is set and payable on a quarterly basis. During 2002, the interest rates ranged from 5.79% to 5.00%. The securities have a maturity date of July, 2032, and are subject to varying call provisions beginning July 2007.

The Securities may be included in Tier 1 capital for regulatory capital adequacy determination purposes up to 25 percent of Tier 1 capital. The portion of the Securities not considered as Tier 1 capital will be included in Tier 2 capital. The Corporation and the Trust believe that, taken together, the Corporation's obligations under the junior subordinated debentures, the Indenture, the Trust declaration and the Guarantee entered into in connection with the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Corporation of the Trust's obligations with respect to the trust preferred securities. Subject to certain exceptions and limitations, the Corporation may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related trust preferred securities.

7. INCOME TAXES

The provision for income taxes consists of the following:

	(Dollars in Thousands)		
	2002	2001	2000
Current provision (benefit)	$ (470)	$ 501	$ 0
Deferred provision (benefit)	(1,303)	(306)	0
Total provision (benefit) for income taxes	$(1,773)	$ 195	$ 0

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the net operating loss carryforward, allowance for loan losses and loan fees, are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured management believes it is more likely than not that all of the deferred tax asset will be realized.

8. INCOME TAXES (continued)

Net deferred tax assets are comprised of the following at December 31:

Deferred Source	(Dollars in Thousands) 2002	2001
Net operating loss carryforward	$ 836	$ -
Start-up costs	15	24
Loan loss reserve	956	372
Unearned loan fees	(67)	(6)
Depreciation	(134)	(87)
Gross deferred tax assets (liability)	1,606	303
Allowance	-	-
Net deferred tax asset	$1,606	$303

The provisions for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory Federal income tax rate to pretax income as a result of the following differences:

	2002	2001
Statutory Federal income tax rate	34%	34%
Change in deferred tax asset valuation allowance	-	(17)
Effective tax rate	34%	17%

9. REGULATORY MATTERS

The Corporation and the Bank's primary supervisory agencies are the Federal Reserve and Office of the Comptroller of Currency (OCC). The supervisory agencies have mandated certain minimum capital standards for the industry. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") outlines various levels of capital adequacy for the industry.

Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Corporation and the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation and the Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

9. REGULATORY MATTERS (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations) and of Tier I capital to adjusted total assets (as defined). To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.

The Corporation's actual capital amounts and ratios are as follows:

	(Dollar Amounts in Thousands)					
	Actual		Minimum Capital Requirement		Minimum To be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$25,781	13.48%	$15,300	8.00%	$19,125	10.00%
Tier I Capital (to risk-weighted assets)	18,896	9.88	7,650	4.00	11,475	6.00
Tier I Capital (to average assets)	18,896	6.07	12,450	4.00	15,562	5.00
As of December 31, 2001						
Total Capital (to risk-weighted assets)	12,946	10.02	10,333	8.00	12,917	10.00
Tier I Capital (to risk-weighted assets)	11,555	8.95	5,167	4.00	7,750	6.00
Tier I Capital (to average assets)	11,555	7.83	5,900	4.00	7,375	5.00

As a result of the OCC's March 2002 examination findings, the Bank was notified that it is considered to be in less than satisfactory condition as defined by regulation 12 C.F.R 5.51. The OCC issued to the Corporation and the Bank, a "Memorandum of Understanding (MOU)", which requires the Corporation and the Bank to provide the OCC with advance notice of at least 90 days before it makes any changes in regards to its Board of Directors and executive officers, or changes the responsibilities of any executive officer position.

10. OPERATING LEASES

The Bank leases its corporate headquarters and most of its branch facilities under non-cancelable lease agreements. Most of these leases provide for the payment of property taxes and other costs by the Bank and include one or more renewal options ranging up to ten years.

The following are the future minimum lease payments at December 31, 2002:

(Dollars in Thousands)

Years ending December 31,	
2003	$ 246
2004	251
2005	256
2006	225
2007	115
2008 and thereafter	88
Total	$1,181

Rent expense amounted to $597,000, $306,000, and $212,000 for the year ended December 31, 2002, 2001 and 2000, respectively.

11. PROFIT SHARING PLAN

The Corporation maintains a 401(k) profit sharing plan, which has also been adopted by Millennium Bank, N.A., Millennium Capital, Inc., and Millennium Brokerage Services, Inc. The Plan allows the Corporation, and its affiliates, to make contributions to the plan at the discretion of management. The Corporation and affiliates made no contributions to the 401(k) plan for the years ended December 31, 2002, 2001, and 2000.

12. RELATED PARTY TRANSACTIONS

Through the normal course of business, the Corporation receives general legal services from law firms under the control of certain Directors. Legal fees paid to these law firms were $44,000, $88,000, and $14,000 at December 31, 2002, 2001, and 2000, respectively.

In 2002, the Corporation retained the services of an additional law firm for the purposes of collecting fees due from a former joint venture of the Corporation. A director of the Corporation is a partner of the law firm. Fees amounted to $426,000 in 2002.

13. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT

In the normal course of business, the Bank incurs certain contingent liabilities that are not reflected in the accompanying financial statements. Commitments under unfunded commitments approximated $20,307,000 in 2002 and $5,219,000 in 2001. The Bank does not anticipate any material losses as a result of these commitments.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties.

Most of the Bank's loans, commitments, and commercial standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The Bank does not extend credit to any single borrower or group of related borrowers in excess of their legal limit.

14. STOCK OPTION PLAN

On August 12, 1999, the Corporation adopted an Incentive Stock Option Plan. The total number of shares granted under the plan cannot exceed 1,000,000 shares. The plan is administered by the Board of Directors of the Corporation and the plan will terminate as of August 11, 2009. The Board has authorized the Chairman of the Corporation the authority to grant 300,000 shares to key employees at his discretion. Under the plan the option price of the shares must be granted at not less than fair market value, the option term may not exceed ten years and the options are not transferable. Incentive stock options are granted to employees and non-qualified options to directors under the plan.

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	767,632	$5.00	366,266	$5.00	165,600	$5.00
Granted	150,950	6.83	416,666	5.00	209,366	5.00
Exercised	-	-	-	-	-	-
Cancelled/Expired	(121,500)	5.13	(15,300)	5.00	(8,700)	5.00
Outstanding, end of year	797,082	5.33	767,632	5.00	366,266	5.00
Options exercisable at end of year	321,846	$5.00	139,063	$5.00	16,500	$5.00
Weighted average fair value of options granted during the year	$.57		$.53		$.40	



14. STOCK OPTION PLAN (continued)

The vesting period of the remaining options is as follows:

Vested and exercisable	321,846
February 1, 2003	131,349
February 1, 2004	131,349
February 1, 2005	110,069
February 1, 2006	82,829
February 1, 2007	19,640
	797,082

At December 31, 2002, the Corporation has one stock-based compensation plan, which is described more above. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan has an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in Thousands, except for per Share Data)

	2002	2001	2000
Net income (loss) as reported	$(3,446)	$ 940	$ 543
Deduct: Total stock based employees compensation expense determined under fair value based method for all awards, net of related tax effects	(173)	(134)	(111)
Pro forma	$(3,619)	$ 806	$ 432
Earnings per share:			
Basic - as reported	$ (1.00)	$ .46	$ .45
Basic - pro forma	$ (1.05)	$ .39	$ .39
Diluted - as reported	$ (1.00)	$ .38	$ .38
Diluted - pro forma	$ (1.05)	$ .33	$ .33

15. EARNINGS PER SHARE

The following table shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of potential dilutive common stock.

	For the Years Ended December 31,					
	2002		2001		2000	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Weighted average shares outstanding, and earnings (loss) per share	3,456,674	$(1.00)	2,066,512	$0.46	1,653,280	$.33
Basic earnings per share						
Effect of dilutive securities						
Stock options	-		127,939		-	
Warrants	-		275,547		-	
Weighted average shares adjusted for dilution and diluted earnings (loss) per share	3,456,674	$ (1.00)	2,469,998	$0.38	1,653,280	$.33

Stock options and Warrants to purchase common stock were outstanding during 2002 and 2000 but were not included in the computation of EPS because the options' exercise price was greater than the average market price of the common shares.

16. PARENT COMPANY ACTIVITY

The balance sheets and statements of income for the Corporation only, are as follows at December 31:

BALANCE SHEETS
(Dollars in Thousands)

	2002	2001
Assets:		
Interest bearing deposits in banks	$ 733	$ 63
Investment in subsidiaries	22,557	12,284
Other assets	220	128
Total Assets	$23,510	$12,475
Liabilities:		
Short term line of credit	$ -	$ 950
Trust preferred capital notes	8,000	-
Other liabilities	8	-
Stockholders' equity:		
Common stock	17,659	11,240
Paid-in capital	599	-
Accumulated other comprehensive income (loss)	385	(20)
Retained earnings (deficit)	(3,141)	305
Total Liabilities and Stockholders' Equity	$23,510	$12,475

STATEMENTS OF INCOME
(Dollars in Thousands)

	2002	2001
Equity in earnings (loss) of Bank	$(3,268)	$920
Equity in earnings of Brokerage Services	24	-
Equity in earnings of Insurance Services	3	-
Other expenses net of tax credit	16	-
Net interest income (expense)	(221)	20
Net income (loss)	$(3,446)	$940

16. **PARENT COMPANY ACTIVITY** (continued)

STATEMENTS OF CASH FLOWS
(Dollars in Thousands)

	2002	2001
Cash Flows from Operating Activities		
Net income (loss)	$(3,446)	$ 940
Increase in other assets	(92)	(14)
Increase in other liabilities	(170)	-
Net Cash Provided (Used) by Operating Activities	(3,708)	926
Cash Flows from Investing Activities		
Increase in investment subsidiaries	(9,690)	(4,815)
Cash Flows from Financing Activities		
Proceeds from short term borrowings	(950)	950
Proceeds from trust preferred capital notes	8,000	-
Proceeds from issuance of common stock	7,960	2,970
Proceeds used to reacquire common stock	(942)	-
Net Cash Provided by Financing Activities	14,068	3,920
Net Increase (Decrease) in Cash and Due from Banks	670	31
Cash and Due from Banks, beginning of year	63	32
Cash and Due from Banks, end of year	$ 733	$ 63
Noncash Investing Activities		
Unrealized gain (loss) on securities available for sale, net	$ 405	$ (19)

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management as of the respective reporting dates. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors, and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts that the Corporation would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Corporation's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Corporation. The estimated fair values of the Corporation's financial instruments at December 31, 2002 and 2001 are as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in Thousands)			
Financial assets:				
Cash and Federal funds	$ 5,014	$ 5,014	$ 10,470	$ 10,470
Loans held for sale	64,741	64,741	77,426	77,426
Loans receivable, net	174,351	169,450	97,654	103,654
Available-for-sale securities	54,577	54,577	12,582	12,582
Financial liabilities:				
Deposits	258,510	259,720	188,568	194,671
Long-term borrowings	8,400	8,400	400	400
Other borrowings	23,679	23,679	5,033	5,033
Off balance sheet items:				
Commitments to extend credit	20,307	20,307	5,219	5,219

The following methods and assumptions were used to estimate the fair value amounts at December 31, 2002 and 2001:

Cash and Cash Equivalents

Carrying amount approximates fair value

Available-for Sale Securities

Fair value is based on quoted market prices

17. **ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS** (continued)

Loans Receivable, Net of Allowance

Fair value of loans is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs or the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality.

Loans Held for Sale

Fair value is based on selling prices arranged by arms-length contracts with third parties

Deposits

The carrying amount of deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts approximates fair value. Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar original maturities

Borrowings

The carrying amount of short-term FHLB advances approximates fair value. Fair value of all other borrowings is estimated based on discounted cash flow analyses using the remaining maturity of the borrowings and interest rates currently in effect on borrowings with similar original maturities.



18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Quarter Ended December 31, 2002	Quarter Ended September 30, 2002	Quarter Ended June 30, 2002	Quarter Ended March 31, 2002
	(Dollars in Thousands, except for Share Data)			
Interest income	$ 4,631	$ 4,640	$3,797	$ 3,402
Net interest income	2,250	2,305	2,004	1,705
Provision for loan losses	1,716	655	657	225
Loss before income taxes	(2,066)	(1,329)	(783)	(1,041)
Income taxes	(715)	(419)	(346)	(293)
Net loss	$(1,351)	$ (910)	$ (437)	$ (748)
Earnings per share:				
Basic	$ (.39)	$ (.25)	$ (.12)	$ (.24)
Diluted	$ (.39)	$ (.25)	$ (.12)	$ (.24)

	Quarter Ended December 31, 2001	Quarter Ended September 30, 2001	Quarter Ended June 30, 2001	Quarter Ended March 31, 2001
Interest income	$3,116	$2,640	$2,092	$2,196
Net interest income	1,358	1,383	946	1,016
Provision for loan losses	250	350	255	165
Income before income taxes	253	323	292	267
Income taxes	82	113	-	-
Net income	$ 171	$ 210	$ 292	$ 267
Earnings per share:				
Basic	$ .08	$ .09	$ .13	$ .16
Diluted	$ .06	$ .07	$ .11	$ .14

BOARDS OF DIRECTORS



Millennium Bankshares Corporation

Board of Directors

L. James D'Agostino
Attorney
Reed Smith LLP

Bronson Ford Byrd
Attorney at Law
Private Practice

Andrew E. Kauders
Retired
Self Storage Industry

Stewart R. Little
President
SR[illegible] Inc.

Carroll C. Markley
Chairman, President & CEO
Millennium Bank, N.A.

David B. Morey
CEO
Millennium Capital, Inc.

Arthur J. Novick, D.D.S
Dentist
Novick, [illegible] & [illegible], P.C.

Gregory L. Oxley
VP
TransUnion Settlement Solutions, Inc.

Rolando J. Santos, M.D.
Medical Doctor
Private Medical Practice

Robert T. Smoot
Owner
C-Squared Management and Development

Douglas K. Turner
Director and Founder
CMS Information Services, Inc.

Officers

Carroll C. Markley, *Chairman, President & CEO*
Janet A. Valentine, *SVP, Treasurer & CFO*
Kelly Marsh, *EVP & Corporate Secretary*
Matthew D. Greer, *VP & IT Manager*
Kayty Hall, *AVP & HR Manager*
Ellis Malave, *Officer & IT Specialist*

Millennium Bank, National Association

Michael M. Bowman
Bronson Ford Byrd
E.T. Conrad
Robert D. Dain
Claude M. DeBruhl
Jeff W. Dick
J. Anthony Fulkerson
R. Hugh Granger
David L. Hershman
Carroll C. Markley
Ian C. Markley
Edward D. Miller, Ph.D.
Donald H. Owens, Jr.
Joseph W. Paulini
Kenneth Strickland
Douglas K. Turner,

Carroll C. Markley,
Janet A. Valentine,
Kelly Marsh,
Jeff W. Dick,
Anita L. Shull,
Carol J. Walnetski,
Nathan Jones III,
John Wyatt, Jr.,
Kathleen Strawhacker,
Ellis Malave,
Jim Lull,
Gregory L. Fish,
Patsy Rust,
Michael Rudolph,
Meg Prescott,
Holli Atwood,
Dennis J. Dunn,
Matthew D. Greer,
Kayty Hall,
Mike Kopco,



Millennium Bank, National Association

ADVISORY BOARD MEMBERS

Gregg J. Borchelt
Jean M. Buckley
Jack Campbell
Donald D. Casson, Jr.
Piotr Chmielinski
Christopher Cope
William Cox
Larry N. Craft
Bobbie J. Denny
Suzanne O. Farr
Robert M. Greenburg
Michael E. Grisso
Curt Hansen
Ronald L. Herald
Robert Holtje
Kevin Keyes
Karl J. Ingebritsen
Evan D. Johnson
Abraham Kochba
Phil Lew
Kathryn D. Lucas
Robert McCormick
Jose A. Melendez
Brian M. Petruska
Robert H. Popolow
Robert E. Simon
Richard Stark
John Sullivan
Robert B. Turner
Thomas A. Wilkins

Millennium Capital, Incorporated

David L. Hershman
Kelly Marsh
Robert H. Popolow
Carroll C. Markley
David B. Morey
Robert B. Turner

Janet A. Valentine,

Carroll C. Markley,
Janet A. Valentine,
Kelly Marsh,
Gil Gordon,
Teda Carbone,
Bruce Nesse,
David B. Morey,
Jeff Frangione,
Mike Kopco,

Millennium Brokerage Services, Incorporated

BOARD OF DIRECTORS

Carroll C. Markley
Chairman, President & CEO
Millennium Bank, N.A.

Kelly Marsh
EVP & Corporate Secretary
Millennium Bank, N.A.

Janet A. Valentine
SVP & CFO
Millennium Bank, N.A.

Sherry D. Zopp
SVP & Investment Advisor
Millennium Brokerage Services, Inc.

OFFICERS

Carroll C. Markley, *Chairman, President & CEO*
Janet A. Valentine, *Treasurer*
Kelly Marsh, *Corporate Secretary*
Sherry D. Zopp, *SVP & Investment Advisor*



Information for Investors

Investor Relations

To obtain financial information on Millennium Bankshares including the Annual Report or 10-KSB contact:

Kelly Marsh
[illegible] Washington Plaza
Reston, VA 20190
Investor Relations
(703) 467-3477

E-mail
[illegible]

2003 Shareholders' Meeting

Date: May 1, 2003
Time: 3:00 p.m.
Location: Reston Community Center

Common Stock

Traded on: Nasdaq SmallCap Market
Symbol: [illegible]
Total Shares: [illegible]

Millennium Bank, N.A. Branch Locations

RESTON
1601 Washington Plaza
Reston, VA 20190
(703) 464-0100

11260 Roger Bacon Drive
Reston, VA 20190
(703) 467-3400

HERNDON
1051 Elden Street
Herndon, VA 20170
(703) 796-1120

GREAT FALLS
1025-K Seneca Road
Great Falls, VA 22066
(703) 404-4800

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8821 West Broad Street
Richmond, VA 23294
(804) 217-0040

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3400 Boulevard
Colonial Heights, VA [illegible]
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American Stock Transfer & Trust Co.
[illegible] Lane
Plaza Level
New York, NY 10038
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Shareholder Relations
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(718) 921-8200

On the Internet

Millennium Bankshares Corp.
www.mbankshares.com

Millennium Bank, N.A.
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Millennium Brokerage Services, Inc.
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Our Commitment

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In Memory of Bronson "Ford" Byrd (1946-2003)



The Millennium Bankshares family is mourning the recent passing of Bronson "Ford" Byrd. Ford touched all of our lives when he chose to be a founding Director of Millennium Bankshares, and its subsidiary Millennium Bank. He contributed to our organization as avalued member of the Board, working on various committees and appointments.

"We will always be thankful for the assistance Ford offered to the Bank and the Corporation as a loyal advisor, confidant, and friend. Ford will continue to be remembered for his service and contributions in perpetuity as a Director Emeritus of the Corporation and Bank," stated Carroll C. Markley, Chairman, President, and CEO.

Ford was an individual who lived his life to the fullest. He spent his youth proudly serving his country as a Commanding Officer of a guided nuclear missile battery in the U.S. Army. Ford then attended law school, and became a successful businessman serving as a founding Director of Patriot National Bank. While at Patriot, Ford chaired the Funds Management Committee, and served in a number of other capacities.

However, Ford's success as a businessman extended far beyond the banking industry. Ford served as the CEO and president of Creative Sports Technologies, Inc. in Reston, Virginia. This innovative company provided high-tech patented products to the sports industry. Also, he was had a private law practice, providing legal services in the areas of business law, commercial litigation and real estate transactions. We were all proud of Ford when he was named as an International Who's Who of Professionals. We all look back on the time spent with Ford as one filled with fond memories of a good friend and esteemed colleague.

Millennium Bankshares Corporation will always be indebted to Ford for the contribution of his vision and expertise. However, it will be Ford's friendship and dedication missed most by all of us here and in the community.

1601 Washington Plaza
Reston, VA 20190
(703) 464-0100
www.mbankshares.com